Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

January 13, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER EXCEEDS 2008 PRODUCTION TARGET WITH RECORD-BREAKING FOURTH QUARTER

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) reports that 2008 production totaled 1,809,720 silver equivalent ounces (Ag Eq Oz), exceeding the target of 1.75 million Ag Eq Oz. Both of Great Panther’s 100% owned Mexican mines exceeded their targeted production, with 1,122,482 Ag Eq Oz at Guanajuato and 687,238 Ag Eq Oz at Topia. Total metal production for 2008 was 1.21 million ounces of silver, 6,300 ounces of gold, 876 tonnes of lead and 1,074 tonnes of zinc. Significantly, quarterly production records were set in the fourth quarter, while increasing production and implementing substantial and successful cost reductions.

Fourth Quarter (Q4) 2008 records include:

  Total metal production of 497,323 Ag Eq Oz, up 12% from Q3 2008 and 43% from Q4 2007.
  Guanajuato production of 343,738 Ag Eq Oz, up 46% from Q3 2008 and 97% from Q4 2007.
  Guanajuato ore grades, at 254g/t silver (Ag) and 1.44g/t gold (Au), up 35% from Q3 2008 and 108% from Q4 2007.
  Guanajuato metal recoveries, at 85.8% for silver and 83.1% for gold.
  Guanajuato concentrate grades, at 13,525g/t Ag and 74g/t Au.
  Topia ore silver grade, at 426g/t Ag, up 18% from Q3 2008 and 25% from Q4 2007.

(Silver equivalents for all of 2008 were established using prices of US$800/oz Au, US$16/oz Ag, US$1.00/lb Pb and US$1.15/lb Zn. These will be revised for 2009.)

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

Guanajuato Mine

Production from the Guanajuato Mine in the fourth quarter, and particularly in December, resulted in the achievement of several new production records. Quarterly metal production was a record 269,795 oz silver and 1,479 oz gold, or 343,738 Ag Eq Oz, from 38,498 tonnes of ore. The average ore grade increased to its highest level of 254g/t Ag and 1.44g/t Au, resulting in a 35% increase in the silver equivalent grade when compared to Q3 2008 and an increase of 108% from Q4 2007. December production was particularly strong at Guanajuato, with 148,716 Ag Eq Oz produced from 11,780 tonnes at a grade of 358g/t silver and 1.84g/t gold. This is the highest monthly metal production ever from Guanajuato and exceeds the previous record, set the month before, by 37%.

As metal prices declined in the latter half of 2008, ore cut-off values were increased, forcing several changes. Lower grade production from the San Vicente and Promontorio areas was stopped and mining was focused on the higher grade areas of Cata, Rayas and Guanajuatito (refer to news release dated November 14, 2008). Two new 3.5 yard scooptrams had been deployed in the Cata and Guanajuatito areas in the third quarter and these have enabled improved production from these higher grade areas (see news release, September 08, 2008).

During the fourth quarter, mining between the 430 and 417 metre levels of the Cata Clavo, coupled with undercut development on the new 460 metre level, accounted for 16,800 tonnes of ore milled at grades of 319g/t silver and 1.46g/t gold. This confirms the validity of some of the high grade drill intersections reported from the deep exploration drilling conducted earlier in 2008.

Mining at Guanajuatito focused on the North Zone and, at Rayas, on development and production from the recovery of higher grade remnants and pillars. The latter included the development of a flatter lying vein which splits off from the main Veta Madre in the formerly mined San Pio area at Rayas. Diamond

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

drilling to explore for extensions of, and better define, the Cata Clavo and other higher grade areas will continue from stations located adjacent to current and planned underground workings.

Plant performance at Guanajuato was excellent in the fourth quarter. Metal recoveries were the highest to date and averaged 83.1% for gold and 85.8% for silver in Q4 compared to 77.5% and 83.0%, respectively in Q3. The quality of the concentrates improved further to a record 13,525g/t Ag and 74g/t Au. As of November, concentrates are being transported to a copper smelter, a shorter distance from the mine, with appreciably lower overall costs.

Topia Mine

The sharp fall in metal prices resulted in the temporary closure of all but five of the fourteen small narrow-vein mining operations at Topia in order to reduce costs, while operating only those mines that are currently profitable. Metals produced during the fourth quarter totaled 89,168 oz of silver, 129 oz of gold, 413,393 lbs of lead, and 452,653 lbs of zinc from milling 7,511 tonnes of ore. This equates to 153,585 Ag Eq Oz, which is down 26% from Q3 2008 and down 11% from Q4 2007. Overall ore grades were maintained at a high level, at 426g/t Ag (a record high), 0.62g/t Au, 2.76% Pb and 3.23% Zn.

The plant operated satisfactorily with metal recoveries of 86.7% for Ag, 86.5% for Au, 91.38% for Pb and 81.38% for Zn, which were marginally down compared to 89.4% for Ag, 90.7% for Au, 91.6% for Pb and 88.0% for Zn in the third quarter. In addition to processing the 7,511 tonnes from the Company’s mines, 4,025 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

Currently, seven of the closed mines are being evaluated for re-opening, to operate with reduced costs. The company has worked in close cooperation with the local small mining contractors to negotiate new contracts which will encourage higher grade production at lower unit costs. The Topia Mine management will focus on the clean mining of the high-grade narrow veins to further increase ore grade while minimizing development and underground exploration. The improved vein grades and widths observed in many of the working places such as the Argentina and Don Benito veins, and a better understanding of the potential of some newly discovered/developed veins, such as the Cantarranas, Recompensa, Rosario and Gregorio veins, provide a solid foundation on which to improve the profitability of the Topia Mine, to survive the downturn in metal prices and profit from any future upturn. The Company has also been working closely with the smelter to reduce their charges which increased substantially during the second half of 2008.

Both of Great Panther’s mining operations are emerging from 2008 much leaner with potential to further increase production during 2009. The emphasis will be on maintaining positive operating cash flow while selectively developing and exploring to continually increase metal production.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.